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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                        Suburban Ostomy Supply Co., Inc.
                           (NAME OF SUBJECT COMPANY)

                             Inva Acquisition Corp.
                              Invacare Corporation
                                   (BIDDERS)

                           Common Stock, No Par Value
                         (TITLE OF CLASS OF SECURITIES)

                                  864471 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            THOMAS R. MIKLICH, ESQ.
                   Chief Financial Officer, General Counsel,
                       Treasurer and Corporate Secretary
                              Invacare Corporation
                                One Invacare Way
                               Elyria, Ohio 44036
                                 (440) 329-6000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

                             DALE C. LAPORTE, ESQ.
                         Calfee, Halter & Griswold LLP
                        1400 McDonald Investment Center
                              800 Superior Avenue
                             Cleveland, Ohio 44114
                                 (216) 622-8200

                           CALCULATION OF FILING FEE
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TRANSACTION VALUATION                                       AMOUNT OF FILING FEE
            $134,193,190                                     $26,839
================================================================================

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 11,420,697 shares of Common Stock, no par value (the "Shares"), at a price per Share of $11.75 in cash. Such number of shares represents all of the 10,538,622 Shares outstanding as of December 16, 1997, plus 882,075 Shares issuable upon the exercise of outstanding options or other rights to acquire Shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: None
     Filing Party: N/A
     Form or Registration No.: N/A
     Date Filed: N/A

CUSIP NO. 864471 10 7            14D-1 AND 13D

----------------------------------------------------------------------------------------------
     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Inva Acquisition Corp.

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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                            (b) [ ]

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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS*

         AF

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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
         2(e)
                                                                                [ ]

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     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts

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     7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

         5,177,465

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     8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES   [ ]

----------------------------------------------------------------------------------------------
     9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         Approximately 45.3% of the Shares outstanding on a fully diluted basis as of December
         16, 1997

----------------------------------------------------------------------------------------------
    10   TYPE OF REPORTING PERSON
         CO
----------------------------------------------------------------------------------------------

CUSIP NO. 864471 10 7            14D-1 AND 13D

----------------------------------------------------------------------------------------------
     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Invacare Corporation

----------------------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                            (b) [ ]

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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS*

         WC,BK

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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
         2(e)
                                                                                [ ]

----------------------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

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     7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

         5,177,465

----------------------------------------------------------------------------------------------
     8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES   [ ]

----------------------------------------------------------------------------------------------
     9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         Approximately 45.3% of the Shares outstanding on a fully diluted basis as of December
         16, 1997

----------------------------------------------------------------------------------------------
    10   TYPE OF REPORTING PERSON
         CO
----------------------------------------------------------------------------------------------

* On December 17, 1997, in connection with a Merger Agreement dated as of December 17, 1997 (the "Merger Agreement") among Suburban Ostomy Supply Co., Inc. (the "Company"), Invacare Corporation ("Parent") and Inva Acquisition Corp., a wholly owned subsidiary of Parent (the "Purchaser"), Parent and Purchaser entered into entered into a Stockholders Agreement (the "Stockholders Agreement"), with Herbert Gray, Donald Benovitz, Summit Ventures III, L.P., Summit Investors II, L.P., and Summit Subordinated Debt Fund, L.P. (collectively, the "Selling Stockholders") who beneficially own an aggregate of 5,177,465 Shares, of which 310,000 Shares are issuable upon exercise of stock options. Pursuant to the Stockholders Agreement, among other things, the Selling Stockholders have agreed to tender their Shares in the Offer (as hereinafter defined) (including any Shares that are issued upon

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

exercise of their stock options prior to the expiration of the Offer). The Stockholders Agreement is described more fully in Section 12--"Purpose of the Offer, Merger, Merger Agreement and Other Transaction Agreements" of the Offer to Purchase.

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding shares of common stock, no par value (the "Shares"), of Suburban Ostomy Supply, Inc., a Massachusetts corporation, at $11.75 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, as amended or supplemented from time to time, together constitute the "Offer"). This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on
Schedule 13D with respect to the acquisition by Parent and the Purchaser of beneficial ownership of the Shares subject to the Stockholders Agreement. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Suburban Ostomy Supply Co., Inc., a Massachusetts corporation (the "Company"), which has its principal executive offices at 75 October Hill Road, Holliston, Massachusetts, 01746.

     (b) This Schedule 14D-1 relates to the offer by Inva Acquisition Corp. (the "Purchaser"), to purchase all outstanding Shares at a price of $11.75 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference.

     (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Schedule 14D-1 is being filed by the Purchaser, a Massachusetts corporation, and Invacare Corporation, an Ohio corporation ("Parent"). The Purchaser is a wholly owned subsidiary of Parent. Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer, the Merger, Merger Agreement and Other Transaction Agreements") of the Offer to Purchase is incorporated herein by reference.

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

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in Section 12 ("Purpose of the Offer, Merger, Merger Agreement and Other Transaction Agreements") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer, the Merger, Merger Agreement and Other Transaction Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer, the Merger, Merger Agreement and Other Transaction Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Agreement and Plan of Merger dated as of December 17, 1997, among the Purchaser, Parent and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase.

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

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Banks, Trust Companies and Other
Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Form of Summary Advertisement dated December 22, 1997.

     (a)(8) Text of Press Release dated December 17, 1997, issued by the Company and Parent.

     (b) Loan Agreement, dated November 18, 1997, among the Parent and NBD Bank and Key Bank National Association.

     (c)(1) Agreement and Plan of Merger dated as of December 17, 1997, among the Purchaser, Parent and the Company.

     (c)(2) Confidentiality Agreement dated September 5, 1997, among the Parent and Bear, Stearns & Co. Inc. on behalf of the Company.

     (c)(3) Stockholders Agreement dated December 17, 1997, among Puchaser, Parent and Herbert Gray, Donald Benovitz, Summit Ventures III, L.P., Summit Investors II, L.P., and Summit Subordinated Debt Fund, L.P.

     (d) None.

     (e) Not applicable.

     (f) None.

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

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 1997

                                          INVA ACQUISITION CORP.

                                          By:     /s/ THOMAS R. MIKLICH

                                            ------------------------------------
                                            Name: Thomas R. Miklich
                                            Title: Treasurer

                                          INVACARE CORPORATION

                                          By:     /s/ THOMAS R. MIKLICH

                                            ------------------------------------
                                            Name: Thomas R. Miklich
                                              Title: Chief Financial Officer,
                                                     General Counsel,
                                               Treasurer and Corporate Secretary

                                 EXHIBIT INDEX

EXHIBIT NO                             EXHIBIT NAME                              PAGE NUMBER
-----------  ----------------------------------------------------------------  ----------------
(a)(1)       Offer to Purchase...............................................
(a)(2)       Letter of Transmittal...........................................
(a)(3)       Notice of Guaranteed Delivery...................................
(a)(4)       Letter to Brokers, Dealers, Banks, Trust Companies and Other
             Nominees........................................................
(a)(5)       Letter to Clients for use by Brokers, Dealers, Banks, Trust
             Companies and Other Nominees....................................
(a)(6)       Guidelines for Certification of Taxpayer Identification Number
             on Substitute Form W-9..........................................
(a)(7)       Form of Summary Advertisement dated December 22, 1997...........
(a)(8)       Text of Press Release dated December 17, 1997, issued by the
             Company and Parent..............................................
(b)          Loan Agreement, dated November 18, 1997, among the Parent and
             NBD Bank and Key Bank National Association......................
(c)(1)       Agreement and Plan of Merger dated as of December 17, 1997, among the Purchaser, Parent and the Company.....................
(c)(2)       Confidentiality Agreement dated September 5, 1997, among the
             Parent and Bear, Stearns & Co. Inc. on behalf of the Company....
(c)(3)       Stockholders Agreement dated December 17, 1997, among Puchaser,
             Parent and Herbert Gray, Donald Benovitz, Summit Ventures III,
             L.P., Summit Investors II, L.P., and Summit Subordinated Debt
             Fund, L.P. .....................................................
(d)          None............................................................
(e)          Not applicable..................................................
(f)          None............................................................

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